

Mail Stop 7010

October 11, 2006

Mr. Xue Lian Bian
Linkwell Corporation
c/o James M. Schneider, Esq.
Schneider Weinberger & Beilly LLP
2200 Corporate Blvd, NW, Suite 210
Boca Raton, FL 33431

Re: Linkwell Corporation
       Amendment No. 3 to Registration Statement on Form SB-2
       Filed on September 21, 2006
       File No. 333-131666

Dear Mr. Bian:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 27

1.   We note your response to prior comment 6 and your disclosures on pages 28-29 concerning the increase in days outstanding for accounts receivable and have the following comments:

- Please disclose how long customers have to pay for products on which you offer longer payment terms as sales incentives.
- Please quantify and disclose how much of your December 31, 2005 and June 30, 2006 accounts receivable balances have been collected as of the most recent practicable date for both third party and related party accounts receivable.

- We note that most of your related party accounts receivable are due from Shanghai Likang Pharmaceuticals Technology Company, Limited, which is owned by two of your officers and directors. We also note that this related party tenders payment to you upon receipt of payment from their customers. In light of the above, please disclose how management determined that no allowance for doubtful accounts is needed for related party accounts receivable. In this regard, it is unclear to us why Shanghai Likang Pharmaceuticals Technology Company, Limited's third party customers would be less likely to default than your third party customers, and it would appear that you should reflect an allowance for doubtful accounts for any amount that they do not expect to collect. If your officers and directors, who own Shanghai Likang Pharmaceuticals Technology Company, Limited, will pay the accounts receivable owed to you regardless of whether payments are received from third party customers, and this is your basis for not recording an allowance for doubtful accounts, you should disclose that fact.

Financial Statements for the Six Months Ended June 30, 2006

Note 8 – Stockholders' Equity, page F-39

2. We note your responses to prior comments 8 and 10. Based on your responses, it is not clear to us if you accrue dividends on your preferred stock because you believe you are legally obligated to declare dividends. Please clarify or revise. In addition, in regard to your series B preferred stock, please tell us how you considered the provisions related to the increase in the dividend rate in your evaluation of the conversion feature and the warrants under EITF 00-19. Given the increase in the dividend rate to 20% upon the May 2006 event of default, please provide us with your analysis of whether this high dividend rate is effectively a cash settlement of your series B convertible preferred stock and the related warrants.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer Thompson at (202) 551-3737 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: James M. Schneider, Esq.
        Schneider Weinberger & Beilly LLP
        2200 Corporate Blvd, NW, Suite 210
        Boca Raton, FL 33431